Filed by Medical Media Television, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                         Subject Company: African American Medical Network, Inc.
                                                 Commission File No.: 333-105840

                                                       Contact: Robert Cambridge
                                                                  (323) 377-0172
                                                                  (310) 348-8170

FOR IMMEDIATE RELEASE
---------------------
July 13, 2005                                           SYMBOL:   AFNN
                                                        TRADED:   Pinks

            THREE PHARMACEUTICAL COMPANIES BECOME CHARTER ADVERTISERS
                      WITH AFRICAN AMERICAN MEDICAL NETWORK

Los Angeles, California - July 13, 2005 -AFMN, Inc. [Pinks: AFNN] and its subsidiary, African American Medical Network, Inc. ("African American Medical Network"), announced today that three of the country's largest pharmaceutical companies have signed on as Charter Advertisers with its place-based media company.

GlaxoSmithKline (NYSE: GSK), Merck (NYSE: MRK), and Johnson & Johnson's McNeil Pharmaceuticals (NYSE: JNJ), have submitted contracts or insertion orders for advertisements to run on African American Medical Network's advertiser-supported patient education programming to doctors' offices that serve the African American population.

Charles Richardson, President of African American Medical Network, stated: "We believe that our network is a `must-have' advertising placement for drug marketers that are trying to find better ways to reach their current patients and improve on retention and compliance. Our contracts from Grey Advertising for GlaxoSmithKline's corporate identity advertising, from Johnson & Johnson for McNeil Pharmaceutical's Tylenol brand, and from Merck for its Zocor cholesterol medication underscore their belief that we can help them achieve this goal."

"We have 24 commercial spots available for advertisements on our monthly-updated DVD magazines that are geared to create awareness about key diseases afflicting the African American community," continued Richardson. "We anticipate product placement and positioning on our network to grow as fast as our subscriber base. And upon completion of African American Medical Network being acquired by Medical Media Television, we will be able to offer even more opportunities for captive audiences to our advertisers."

Each month, African American Medical Network distributes educational programming on medical and health issues related to the needs of African American patients to doctors' offices around the country. The DVD magazines are updated monthly and are geared to create awareness about key diseases and the steps needed to preserve and improve the quality of life. Hosted and voiced by veteran actor Ernie Hudson, programming consists of fast-paced segments four to seven minutes long that cover pertinent healthcare topics.

The corporate offices of AFMN, Inc. and African American Medical Network are located at 6601 Center Drive West, Suite 521, Los Angeles, California 90045. For more information, call Robert Cambridge, Executive Vice President, at (310) 348-8170 or visit our website at www.africanamericanmedicalnetwork.com.

Statements that are not historical facts, including statements about confidence, strategies and business expectations relating thereto are forward looking statements that involve risks and uncertainties that could significantly impact AFMN, Inc.

                                      # # #

    6601 Center Drive West, Suite 521, LOS ANGELES, CA 90045 (310) 348-8170
                 FAX (310) 348-8171 E-MAIL: INFOAAMNTV1@AOL.COM

This press release shall not constitute an offer to sell or a solicitation of an offer to buy securities of AFMN, Inc. Certain statements in this release and other written or oral statements made by or on behalf of the Company are "forward looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. The forward looking statements are subject to a number of risks and uncertainties including market acceptance of the Company's services and projects and the Company's continued access to capital and other risks and uncertainties outlined in its filings with the Securities and Exchange Commission, which are incorporated herein by reference. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. These statements are based on our current expectations and speak only as of the date of such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

                                      # # #

About the Proposed Merger between Medical Media Television, Inc. and African American Medical Network, Inc.: In connection with the proposed transaction, Medical Media Television, Inc. intends to file a registration statement and other materials with the Securities and Exchange Commission. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement, when it becomes available, as well as other filings containing information about Medical Media Television, Inc. and African American Medical Network, Inc. without charge at the Securities and Exchange Commission's internet site (www.sec.gov). These documents may also be obtained, when they become available, by directing a request to Medical Media Television, Inc. c/o Teresa J. Bray, Vice President at 8406 Benjamin Road, Suite C, Tampa, Florida 33634.